                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 1*)


                           FIRST COMMUNITY FINANCIAL GROUP, INC.
        ----------------------------------------------------------------
                                   (Name of Issuer)

                                   Common Stock
           ----------------------------------------------------------
                            (Title of Class of Securities)

                                         None
                           --------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  Page 1 of 7 pages


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    CUSIP No.    None                 13G           Page   2   of   7   Pages
              ----------                                  ---      ---

-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FCFG Employee Stock Ownership Plan ("KSOP")

-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  / /
                                                (b)  / /

-------------------------------------------------------------------------------
    3   SEC USE ONLY


-------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                            Washington

-------------------------------------------------------------------------------
                               5  SOLE VOTING POWER
           NUMBER OF
             SHARES                           0 Shares
          BENEFICIALLY       --------------------------------------------------
            OWNED BY           6  SHARED VOTING POWER
              EACH
           REPORTING                          83,291 Shares
             PERSON          --------------------------------------------------
              WITH             7  SOLE DISPOSITIVE POWER

                                              0 Shares
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER

                                              83,291 Shares

-------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        323,406 SHARES - The KSOP disclaims beneficial over 91,502 and
        148,613 shares beneficially held by Messrs. DeTray and Parsons, respectfully, which are included as beneficially owned solely due to the fact that Messrs. DeTray and Parsons are Trustees of the KSOP.
-------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        ____
                                                       /_X_/
-------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   15.6%

-------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

                            EP
-------------------------------------------------------------------------------

    CUSIP No.    None                 13G           Page   3   of   7   Pages
              ----------                                  ---      ---

-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  E. Paul DeTray

-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)  / /
                                                (b)  / /
-------------------------------------------------------------------------------
    3   SEC USE ONLY

-------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
-------------------------------------------------------------------------------
                              5  SOLE VOTING POWER
           NUMBER OF
            SHARES                        91,502 SHARES (Includes 11,148
         BENEFICIALLY                     shares which could  acquired
           OWNED BY                       within 60 days by the exercise of
             EACH                         stock options.
           REPORTING         --------------------------------------------------
            PERSON            6  SHARED VOTING POWER
             WITH

                                          83,291 Shares

                             --------------------------------------------------
                              7  SOLE DISPOSITIVE POWER

                                          91,502 SHARES (Includes 11,148
                                          shares which could  acquired
                                          within 60 days by the exercise of
                                          stock options.)

                             --------------------------------------------------
                              8  SHARED DISPOSITIVE POWER

                                          83,291 Shares

-------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        323,406 SHARES - Mr. DeTray disclaims beneficial over 148,613 shares beneficially held by Mr. Parsons which are included as beneficially owned solely due to the fact that Mr. Parsons is also a Trustee of the KSOP.
-------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
                                                      ____
                                                     /_X_/
-------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   15.6%

-------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*
                            IN
-------------------------------------------------------------------------------

    CUSIP No.    None                 13G           Page   4   of   7   Pages
              ----------                                  ---      ---

-------------------------------------------------------------------------------
         1   NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Ken F. Parsons

-------------------------------------------------------------------------------
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)  / /
                                                     (b)  / /
-------------------------------------------------------------------------------
         3   SEC USE ONLY

-------------------------------------------------------------------------------
         4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
-------------------------------------------------------------------------------
                            5  SOLE VOTING POWER
            NUMBER OF
              SHARES                     148,613 SHARES (Includes 69,384
           BENEFICIALLY                  shares which could  acquired within
             OWNED BY                    60 days by the exercise of stock
               EACH                      options.)
            REPORTING      ----------------------------------------------------
              PERSON        6  SHARED VOTING POWER
               WITH

                                         83,291 Shares

                           ----------------------------------------------------
                            7  SOLE DISPOSITIVE POWER

                                         148,613 SHARES (Includes 69,384
                                         shares which could  acquired within
                                         60 days by the exercise of stock
                                         options.

                           ----------------------------------------------------
                            8  SHARED DISPOSITIVE POWER

                                         83,291 Shares

-------------------------------------------------------------------------------
         9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             323,406 SHARES - Mr. Parsons disclaims beneficial over 91,502 shares beneficially held by Mr. DeTray which are included as beneficially owned solely due to the fact that Mr. DeTray is also a Trustee of the KSOP.
-------------------------------------------------------------------------------
         10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                           ____
                                                          /_X_/
-------------------------------------------------------------------------------
         11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        15.6%
-------------------------------------------------------------------------------
         12  TYPE OF REPORTING PERSON*
                                 IN
-------------------------------------------------------------------------------

PAGE 5 OF 7 PAGES

ITEM 1 (a):    NAME OF ISSUER

                    FIRST COMMUNITY FINANCIAL GROUP, INC.


ITEM 1 (b):    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    721 College Street SE
                    Lacey, WA 98503
                    P. O. Box 3800
                    Lacey,  WA  98509-3800

ITEM 2 (a):    NAME OF PERSON FILING

                    FCFG Employee Stock Ownership Plan ("KSOP")
                    Ken F. Parsons
                    E. Paul DeTray

ITEM 2 (b):    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                    721 College Street SE
                    Lacey, WA 98503
                    P. O. Box 3800
                    Lacey,  WA  98509-3800

ITEM 2 (c):    CITIZENSHIP

                    Washington, United States

ITEM 2 (d):    TITLE OF CLASS OF SECURITIES

                    Common Stock

ITEM 2 (e):    CUSIP NUMBER

                    Not Applicable

ITEM 3: This statement is not filed pursuant to Rules 13d-1 (b) or 13d-2, and therefore this item is not applicable.

                                                               PAGE 6 OF 7 PAGES
ITEM 4:        OWNERSHIP

                    (a)  Amount Beneficially Owned:

                           323,406 Shares*

     *The KSOP disclaims beneficial over 91,502 and 148,613 shares held beneficially by Messrs. DeTray and Parsons, respectfully, which are included as beneficially owned solely due to the fact that Messrs. DeTray and Parsons are Trustees of the KSOP.

                    (b)  Percent of Class:

                          15.6%

                    (c)  Number of Shares as to Which Such Person Has:

                         (i)  Sole power to vote or direct the vote:

                                91,502 Shares - Mr. DeTray
                                148,613 Shares - Mr. Parsons

                         (ii) Shared power to vote or direct the vote:

                                 83,291 Shares

                         (iii) Sole power to dispose or to direct the
                               disposition of:

                              91,502 Shares - Mr. DeTray
                              148,613 Shares - Mr. Parsons

                         (iv) Shared power to dispose or to direct the
                              disposition of:

                               83,291 Shares

ITEM 5:        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not Applicable

ITEM 6:        OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON

                    Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                    Not Applicable.

ITEM 8:        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable

ITEM 9:        NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

ITEM 10:       CERTIFICATION

                    Not Applicable

                                                               PAGE 7 OF 7 PAGES

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


February 13, 1998
---------------------------------------
Date


/s/ Ken F. Parsons
---------------------------------------
Signature

Ken F. Parsons, President and CEO
First Community Financial Group, Inc.